Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 1, 2018, by and between Global GP LLC, a Delaware limited liability company (the “Company”), and Daphne H. Foster (the “Executive”).

WHEREAS, the Company employs the Executive as the Chief Financial Officer of the Company and the Executive also serves as the Chief Financial Officer of Global Partners LP, a Delaware limited partnership of which the Company is the general partner (the “Partnership”), and of the Partnership’s subsidiaries (the Partnership together with its subsidiaries, hereinafter, the “Partnership Group”); and

WHEREAS, the Company and the Executive mutually desire to agree upon the terms of the Executive’s continued employment by the Company, and to agree as to certain benefits of such employment.

NOW, THEREFORE, in consideration of the mutual promises, covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

1.                                      Employment and Term of Employment.  Effective as of January 1, 2018 (the “Effective Date”) and continuing for the period of time set forth herein, the Executive’s employment by the Company shall be subject to the terms and conditions of this Agreement.  Unless sooner terminated pursuant to other provisions herein, the Company agrees to employ the Executive for the period beginning on the Effective Date and ending on December 31, 2018 (the “Initial Term”).  In the event that the Company and the Executive renew this Agreement for one or more additional periods, each of the Initial Term and any renewal periods shall be referred to as the “Term.”

2.                                      Position and Duties.  During the Term, the Company shall employ the Executive as the Chief Financial Officer of the Company, or in such other positions as the parties mutually agree.  The Executive shall have such powers and duties and responsibilities as are customary to such position and as are assigned to the Executive by the Board of Directors of the Company (the “Board”) or the President and Chief Executive Officer of the Company in connection with the Executive’s service as chief financial officer of the Company and of the Partnership Group.  The Executive’s employment shall also be subject to the policies maintained and established by the Company that are of general applicability to the Company’s employees, as such policies may be amended from time to time.

3.                                      Other Interests.  During the Term, the Executive shall devote such of her working time, attention, energies and business efforts to her duties and responsibilities as the Chief Financial Officer of the Company as are reasonably necessary to carry out the duties and responsibilities generally pertaining to that office.  During the Term, the Company and the Executive agree that with the prior approval of the Board, the Executive may engage in other business activities that do not conflict with the business and affairs of the Company or interfere with the Executive’s performance of her duties and responsibilities hereunder.

4.                                      Duty of Loyalty; Indemnification.

(a)                                 The Executive acknowledges and agrees that the Executive owes a fiduciary duty of loyalty to act in the best interests of the Company and of the Partnership Group. In keeping with such duty, the Executive shall, during the Term, make full disclosure to the Company of all business opportunities pertaining to the business of the Company or of the Partnership or any of its subsidiaries and, during the Term, shall not appropriate for the Executive’s own benefit business opportunities concerning the business of the Company, the Partnership or any of its subsidiaries, except as otherwise permitted by the non-competition covenants set forth in Section 10 below or as consented to in writing by the Board.

(b)                                 The Company shall indemnify the Executive to the extent permitted by the Company’s third amended and restated limited liability company agreement, as amended and/or restated from time to time, and by applicable law, against all reasonable costs, charges and expenses, including, without limitation, reasonable attorneys’ fees, incurred or sustained by the Executive in connection with any claim against Executive and in connection with any action, suit or proceeding to which the Executive may be made a party by reason of being an officer, director or employee of the Company or of the Partnership or any of its subsidiaries.  In connection with the foregoing, the Executive will be covered under any liability insurance policy that protects the other officers and directors of the Company, subject to the terms and conditions of such policies.

5.                                      Place of Performance.  Subject to such business travel from time to time as may be reasonably required in the discharge of her duties and responsibilities as the Chief Financial Officer of the Company, the Executive shall perform her obligations hereunder in, or within forty (40) miles of, Waltham, Massachusetts.

6.                                      Compensation.

(a)                                 Base Salary.  During the Term, the Executive shall be paid an annual base salary of Four Hundred Fifty Thousand and 00/100 ($450,000.00) Dollars, subject to increase for the renewal term (if any) as of January 1, 2019, if so determined by the Compensation Committee of the Board (the “Compensation Committee”).  The Executive’s base salary, as may be increased in accordance with this Section 6(a), is hereafter referred to as “Base Salary”.  The Base Salary shall be paid in equal installments pursuant to the Company’s customary payroll policies and procedures in force at the time of payment, but in no event less frequently than monthly.

(b)                                 Bonus.   From time to time during the Term, the Executive may be eligible to receive a cash bonus (a “Bonus”) in an amount to be determined at the discretion of the Compensation Committee.  Each Bonus hereunder, if any, shall be paid to the Executive no later than March 15 of the calendar year immediately following the calendar year in which such Bonus is earned.

(c)                                  Incentive Compensation.  The Executive shall participate in (a) the annual short-term incentive compensation plan set forth in the attached Exhibit A (the “Short-Term Incentive Plan”), and (b) the long-term incentive compensation plan set forth in the attached Exhibit B (the “Long-Term Incentive Plan”) on the same general basis as the other executive officers of the Company, but the terms and the economic level of the Executive’s participation in the Long-Term Incentive Plan shall be determined by the Compensation Committee, in its discretion.

(d)                                 Reimbursements.  During the Term, the Company shall pay or reimburse the Executive for all reasonable expenses incurred by the Executive on business trips, and for all other business and entertainment expenses reasonably incurred or paid by her during the Term in the performance of her services under this Agreement, in accordance with past practice and with the Company’s expense reimbursement policy as in effect from time to time upon  presentation of expense statements or vouchers or such other supporting documentation as the Company may reasonably require.

(e)                                  Fringe Benefits.  During the Term, the Executive shall be entitled to participate in the Company’s health insurance, 401(k) and other benefit plans in accordance with Company policies and on the same general basis as other executives of the Company.  During the Term, the Company also will provide the Executive with additional fringe benefits consistent with benefits that have been provided to her under prior arrangements and in accordance with past practice, and with such other benefits as may be approved by the Compensation Committee. Nothing in this Agreement shall be construed as limiting the ability of the Company to amend or terminate any employee benefit plan or Company policy.

(f)                                   Vacation.  During the Term (including the renewal period, if any), the Executive shall be granted 30 days of paid vacation for each calendar year with any unused vacation days to be subject to the Company’s standard vacation policy with respect to the carryover or payment for any such unused vacation days.

7.                                      Separation from Service.

(a)                                 In General.  If the Executive’s employment is terminated for any reason, she (or her estate) shall be paid on the Date of Termination (i) all amounts of Base Salary due and owing up through the Date of Termination, (ii) any earned but unpaid Bonus, (iii) all reimbursements of expenses appropriately and timely submitted, and (iv) any and all other amounts, including vacation pay, that may be due to her as of the Date of Termination (the “Accrued Obligations”). Additionally, the Executive shall be entitled to retain the following items currently supplied to her by the Company: (i) iPad; and (ii) smartphone, including all information contained on the smartphone and the then current telephone number for such smartphone, it being acknowledged and agreed by the Executive that all information contained on the smartphone shall remain subject to the provisions of Section 9 below. Promptly following the Date of Termination, the Executive shall return to the Company all confidential and proprietary information of the Company in her possession.

(b)                              Termination Due to the Death or Disability of Executive.  The Executive’s employment hereunder shall be terminated automatically upon the death or Disability of the Executive.  The Company shall pay or distribute to the Executive (or her estate) upon her termination under this Section 7(b) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter;

(i)                                     the Accrued Obligations, plus

(ii)                                  a lump sum payment of an amount equal to her Base Salary (determined as of the Date of Termination) multiplied by 200%, plus

(iii)                               an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200%, plus

(iv)                              the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, the amounts of cash and/or securities due as a result of the automatic vesting of the Executive’s interests in grants that have been awarded to the Executive under the Global Partners LP Long-Term Incentive Plan, to the extent accelerated vesting is not prohibited under the vesting provisions of the then awarded and unvested grants, plus

(v)                                 the Company shall pay the monthly amounts due for all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and her spouse and dependents, if any, for 18 months following the Date of Termination.

(c)                                  Termination by the Company Without Cause or by the Executive for Reasons Constituting Constructive Termination.  The Executive’s employment hereunder may be terminated by the Company without Cause or by the Executive for reasons constituting Constructive Termination.  The Company shall pay or distribute to the Executive (or her estate) upon her termination under this Section 7(c) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)                                     the Accrued Obligations, plus

(ii)                                  a lump sum payment of an amount equal to her Base Salary determined as of the Date of Termination multiplied by 200%, plus

(iii)                               an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200%, plus

(iv)                              the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, the amounts of cash and/or securities due as a result of the automatic vesting of the Executive’s interests in grants that have been awarded to the Executive under the Global Partners LP Long-Term Incentive

Plan, to the extent accelerated vesting is not prohibited under the vesting provisions of the then awarded and unvested grants, plus

(v)                                 the Company shall pay the monthly amounts due for all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and her spouse and dependents, if any, for 18 months following the Date of Termination, plus

(vi)                              Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to this Section 7(c) (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Code (as defined below), are not eligible for exemption pursuant to Q/A-6(a)(2) of Treas. Reg. § 1.280G-1, and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to the Executive, no later than the time the Excise Tax is required to be paid by the Executive or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that she would have been in if the Executive had not incurred any tax liability under Section 4999 of the Code.  Any determination required under this Section 7(c)(vi), including whether any payments or benefits are Parachute Payments, shall be made by the Company in good faith. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 7(c)(vi). The Company’s determinations shall be final and binding on the Company and the Executive; provided, however, that in the event of a dispute with the Internal Revenue Service, the parties will revise the determinations as necessary to comply with regulatory requirements in accordance with the Internal Revenue Service’s interpretations.

In the event that the Executive’s employment is terminated by the Company without Cause or by the Executive for Constructive Termination at any time within three (3) months before a Change in Control and twelve months following a Change in Control, then, in addition to the foregoing severance compensation and benefits, the Executive shall receive 100% accelerated vesting on any and all outstanding Company options, restricted units, phantom units, unit appreciation rights and other similar rights (under the LTIP or otherwise) held by the Executive as in effect on the Date of Termination, such accelerated vesting to occur on the later of (i) the Date of Termination, or (ii) the date of the Change of Control.

(d)                                 Termination by the Company for Cause.  The Company may terminate the Executive’s employment hereunder for Cause following (i) reasonable notice to the Executive setting forth in detail the nature of such Cause and the date and time established for a hearing before the Board of Directors of the Company, (ii) an opportunity to be heard before the Board of Directors of the Company at the conclusion of such notice period, at which the Executive shall be entitled to representation by counsel and (iii) a determination by a majority vote of the Board that the Company has Cause to terminate the Executive’s employment.

(e)                                  Definitions.

(i)                                     For the purposes of this Agreement, “Cause” shall mean the Executive (A) has engaged in gross negligence or willful misconduct in the performance of her duties, (B) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or any of its subsidiaries (including the unauthorized disclosure of any material secret, confidential and/or proprietary information, knowledge or data of the Company or any of its subsidiaries); (C) has been convicted of a crime involving fraud or moral turpitude or any felony or (D) has breached any material provision of this Agreement, including without limitation, any of the restrictions and covenants set forth in Section 10 below, other than as a result of the Executive’s inability to perform her obligations hereunder solely due to her poor physical or mental health.  The Executive must be provided a written notice from the Company, giving her at least 30 days to affect a cure of any claimed occurrence under (A), (B) or (D) above that is capable of being cured, prior to the delivery of any notice described under Section 7(d)(i) hereof.

(ii)                                  “Change in Control” shall occur upon: (A) the date that any one person, entity or group (other than the successors to the interests of Alfred Slifka, and other than Richard Slifka or Eric Slifka or their respective family members or entities they control, individually or in the aggregate, directly or indirectly (collectively referred to hereinafter as the “Slifkas”)) acquires beneficial ownership of the membership interests of the Company that, together with the membership interests of the Company already owned beneficially by such person, entity or group, constitutes more than 50% of the total voting power of the membership interests of the Company; provided, however, if any one person, entity or group is considered to control, directly or indirectly, more than 50% of the total voting power of the membership interests of the Company, the acquisition of additional membership interests by the same person, entity or group shall not be deemed to be a Change in Control; (B) a consolidation or merger (in one transaction or a series of related transactions) of the Company pursuant to which the holders of the Company’s equity securities immediately prior to such transaction or series of related transactions would not be the beneficial owners immediately after such transaction or series of related transactions of at least 50% of the voting power of the entity surviving such transaction or series of related transactions; or (C) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the

Company to a person other than the Slifkas or any of them. In all respects, the definition of “Change in Control” shall be interpreted to comply with Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986 (the “Code”) and any successor statute, and/or guidance thereunder, and the provisions of Treasury Regulation Section 1.409A and any successor regulation and guidance thereto; provided, however, an interpretation in compliance with Section 409A of the Code shall not expand the definition of Change in Control in any way or cause an acquisition by the Slifkas to result in a Change in Control.

(iii)                               “Constructive Termination” means termination of this Agreement by the Executive as a result of any (A) substantial diminution, without the Executive’s written consent, in the Executive’s working conditions consisting of (1) a material reduction in the Executive’s duties and responsibilities, (2) any change in the reporting structure so that the Executive no longer reports solely to the President and Chief Executive Officer of the Company, or (3) a relocation of the Executive’s place of work further than forty (40) miles from Waltham, Massachusetts, or (B) a material breach of this Agreement by the Company.  To be able to terminate her employment with the Company for Constructive Termination, the Executive must provide notice to the Company of the existence of any of the conditions set forth in the immediately preceding sentence within 90 days of her becoming aware of the initial existence of such condition(s), and the Company must fail to remedy such condition(s) within 30 days of such notice.  In no event shall the Date of Termination in connection with a Constructive Termination occur any later than one year following the notice of the existence of the condition(s) constituting a Constructive Termination hereunder. For purposes of clarification, Constructive Termination shall not include a change in reporting structure as a result of the Company becoming a subsidiary of an unrelated entity, including, without limitation, a change whereby the Executive is not the chief financial officer of the acquiring or parent entity or must report to the chief financial officer of a currently unaffiliated parent corporation or entity.

(iv)                              “Disability” shall mean a physical or mental disability or impairment which renders the Executive unable, with or without reasonable accommodation, to perform the essential functions of the Executive’s duties to the Company for a period of at least ninety (90) consecutive days and, following the expiration of the initial 90-day period, the Company has received the opinion of a medical doctor or other appropriate health care provider, in either case selected solely by the Company, that such physical or mental disability or impairment is expected to continue for at least an additional ninety (90) consecutive days

(f)                                   Notice of Termination.  Any termination (except due to the death of Executive) by the Company or the Executive shall be communicated by written Notice of Termination to the other party hereto.   For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) shall state the effective date of such termination, (ii) shall indicate the specific termination provision in this Agreement relied upon and (iii) shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  Any such notice shall be provided in accordance with the requirements of Section 22 hereof. Any notice of voluntary termination by the Executive or of termination without Cause by the Company shall be given 60 days in advance of such termination.  Any notice of Constructive Termination by the Executive shall be given by the Executive within 90 days of her becoming aware of the existence of the condition upon which the Constructive Termination is based.

(g)                                  Deemed Resignation.  If the Executive’s employment is terminated for any reason, then such termination shall constitute an automatic resignation of the Executive as an officer of the Company and each affiliate of the Company, and, if applicable, an automatic resignation of the Executive from the Board of Directors of the Company and from the board of directors of any affiliate of the Company and from the board of directors or similar governing body of any corporation, limited liability company or other entity in which the Company or any of its affiliates holds an equity interest and with respect to which board or similar governing body the Executive serves as the Company’s or such affiliate’s designee or other representative.

(h)                                 Date of Termination.  The “Date of Termination” shall mean (i) the date of death, if the Executive’s employment is terminated because of death, (ii) the date the Executive is determined to have a Disability, if the Executive’s termination is based on her Disability, and (iii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination, which date shall be in accordance with the timing rules set out in (d) or (f) of this Section 7, as applicable. With respect to any compensation payable under this Agreement that is subject to Section 409A of the Code, references to the Executive’s Date of Termination or termination of employment (and variations thereof) shall be deemed to refer only to the Executive’s “separation from service” within the meaning of Section 1.409A-1(h) of the U.S. Treasury Regulations, applying the default terms thereof.

(i)                                     Delayed Payments. Notwithstanding any other provision with respect to the timing of payments under this Section 7, if, at the time of the Executive’s termination, the Executive is deemed to be a “specified employee”  (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) of the Company, then only to the extent necessary to comply with the requirements of Section 409A of the Code, any payments to which the Executive may become entitled under Section 7 as a result of her “separation from service” (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) which are subject to Section 409A of the Code (and not otherwise exempt from its application) will be withheld until the first business day of the seventh month following the termination of the Executive’s employment, at which time the Executive shall be paid an aggregate amount equal to six months of payments otherwise due to the Executive under the terms of this Section 7, as applicable, plus (to the extent not prohibited by Section 409A of the Code) interest on such amounts at the then applicable prime rate of interest as established from time to time by Bank of America Corporation or its successor.  After the first business day of the seventh month following the termination of the Executive’s employment and continuing each month thereafter, the Executive shall be paid the regular payments otherwise due to the Executive in accordance with the terms of this Section 7, as applicable.

(j)                                    Nondisparagement.  Each of the Company and the Executive agree not to make any disparaging comments or remarks, orally or in writing, about the other party following the termination or expiration of this Agreement.

8.                                      Section 409A.  The parties hereto intend that this Agreement comply with the requirements of Section 409A of the Code and the regulatory guidance thereunder.  If any provision provided herein may result in the imposition of an additional tax or penalty under the provisions of Section 409A of the Code, the Executive and the Company agree to amend any such provision to avoid imposition of any such additional tax, to the extent possible, in the manner that the Executive and the Company mutually agree is appropriate to comply with Section 409A of the Code; provided that, to the extent possible, any such amendment shall minimize any decrease in the payments or benefits to the Executive contemplated herein.

9.                                      Confidential Information; Unauthorized Disclosure.

(a)                                 During the Term and for the period ending two years following the Date of Termination, the Executive shall not, without the written consent of the Board or a person authorized thereby, disclose to any person, other than an employee of the Company, the Partnership or its subsidiaries or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of her duties as Chief Financial Officer of the Company and the Partnership, any secret, confidential and/or proprietary information, knowledge or data obtained by her while in the employ of the Company or any of its affiliates with respect to the Company, the Partnership or any of its subsidiaries and their respective businesses, the disclosure of which she knows or should know will be damaging to the Company, the Partnership or any of its subsidiaries; provided however, that such information, knowledge or data shall not include (i) any information, knowledge or data known generally to the public (other than as a result of unauthorized disclosure by the Executive) or (ii) any information, knowledge or data which the Executive may be required to disclose by any applicable law, order, or judicial or administrative proceeding.

(b)                                 The Executive acknowledges that money damages would not be a sufficient remedy for any breach of this Section 9 by the Executive, and the Company, the Partnership or its subsidiaries shall be entitled to enforce the provisions of this Section 9 by seeking specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this Section 9 but shall be in addition to all remedies available at law or in equity, including the recovery of damages from the Executive and her agents.

10.                               Non-competition; Non-solicitation.

(a)                                 During the Term and, in the event that the Executive’s employment is terminated for any reason, then for a period of one (1) year following the Date of Termination, the Executive shall be prohibited from working (as an employee, consultant, advisor, director or otherwise) for, engaging in or acquiring or investing in any business having assets engaged in the following businesses in New England and the other jurisdictions in which the Company is conducting business as of the Date of Termination (the “Restricted Businesses”), unless the Chief Executive Officer of the Company and the Board approve such activity:  (i) wholesale or retail marketing, sale, distribution and transportation of refined petroleum products, crude oil, renewable fuels (including ethanol and biofuels), and natural gas liquids (including ethane, butane, propane and condensates); (ii) the storage of refined petroleum products and/or any of the other products identified in clause (i) of this paragraph in connection with any of the activities described in said clause (i); (iii) the retail sale of convenience store items and sundries and related food service, whether or not related to the retail sale of refined petroleum products including, without limitation, gasoline; (iv) bunkering; and (v) any other business in which the Company or its Affiliates (a) becomes engaged during the period Executive is employed by the Company or any of its Affiliates, or (b) is preparing to become engaged as of the time that Executive’s employment with the Company or any of its Affiliates ends and, with respect to parts (a) and (b) of this clause (v), the Executive has participated in or obtained Confidential Information about such business or anticipated business. Notwithstanding any provision of this Section 10 to the contrary, the Executive may (x) own up to 3% of a publicly traded entity that is engaged in one or more of the Restricted Businesses and (y) with the prior consent of the Company, may serve as a director of an entity that is engaged in one or more of the Restricted Businesses.  If any court determines that any of the provisions of this Section 10 are invalid or unenforceable, the remainder of such provisions shall not thereby be affected and shall be given full effect without regard to the invalid provisions.  If any court construes any of the provisions of this Section 10, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court shall have the power to reduce the duration or restrict the geographic scope of such provision and to enforce such provision as so reduced or restricted.

(b)                                 During the Term and, in the event that the Executive’s employment is terminated pursuant for any reason, then for a period of one year following the Date of Termination, the Executive shall not, without the prior written consent of the Company:

(i)                                     Either individually or on behalf of or through any third party, solicit, divert or appropriate or attempt to solicit, divert or appropriate, for the purpose of engaging in any Restricted Business, any customers of the Company, or any prospective customers with respect to which the Company has made a sales presentation (or similar offering of services).

(ii)                                  Either individually or on behalf of or through any third party, directly or indirectly, solicit, entice or persuade or attempt to solicit, entice or persuade any other employees of or consultants to the Company within the immediately preceding 12-month period or any parent or affiliate of the Company to leave the services of the Company or any parent or affiliate for any reason.

The Executive, for herself and her Affiliates, hereby agrees and acknowledges that the non-competition restrictions and covenants set forth in this Section 10 are fair and reasonable provisions for the protection of the Company’s and the Partnership Group’s legitimate business interests including, without limitation, the Company’s and the Partnership Group’s confidential information, trade secrets, goodwill and the business contacts which the Executive will establish and develop in the course of performing her duties under this Agreement.

11.                               Payment Obligations Absolute.  Except as specifically provided in this Agreement, the Company’s obligation to pay the Executive the amounts and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company or the Partnership (including its affiliates) may have against her or anyone else.   All amounts payable by the Company shall be paid without notice or demand.  The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and except as provided in Section 7(c) above, the obtaining of any such other employment shall in no event effect any reduction of the Company’s obligations to make the payments and arrangements required to be made under this Agreement.

12.                               Successors.  This Agreement shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns and any such successor or permitted assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” and “assignee” shall be limited to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires control of the Company or to which the Company assigns this Agreement by operation of law or otherwise in connection with any sale of all or substantially all of the assets of the Company, provided that any successor or permitted assignee promptly assumes in a writing delivered to the Executive this Agreement and, in no event, shall any such succession or assignment release the Company from its obligations hereunder. The Company will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to all or substantially all of its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

13.                               Assignment.  The Executive shall not have any right to pledge, hypothecate, anticipate or assign this Agreement or the rights hereunder, except by will or the laws of descent and distribution, or delegate her duties or obligations hereunder.

14.                               Governing Law.  The provisions of this Agreement shall be construed in accordance with, and governed by, the laws of the Commonwealth of Massachusetts without regard to principles of conflict of laws.

15.                               Entire Agreement.  This Agreement together with (i) Exhibit A hereto, and (ii) those certain Global Partners LP Long-Term Incentive Plan Grants of Phantom Units to the Executive dated June 27, 2013 and August 16, 2017, constitute the entire agreement of the parties with regard to the subject matter hereof, and contain all the covenants, promises, representations, warranties and agreements between the parties with respect to such subject matter.  Without limiting the scope of the preceding sentence, all understandings and agreements other than this Agreement relating to the subject matter hereof are hereby null and void and of no further force and effect, including, without limitation, that certain Executive Change of Control Agreement by and between the Company and the Executive.

16.                               Modification.  Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

17.                               No Waiver.  No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

18.                               Severability.  Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

19.                               Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

20.                               Withholding of Taxes and Other Employee Deductions.  The Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to the Company’s employees generally.

21.                               Headings.  The paragraph headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

22.                               Notice.  For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by U.S. registered mail, return receipt requested, postage prepaid, addressed to the parties at their addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith except that notices of change of address shall be effective only upon receipt.

If to the Company:

Global GP LLC
P.O. Box 9161
800 South St., Suite 500
Waltham, Massachusetts 02454-9161
Attention: President and Chief Executive Officer and the Chairman of the Board

with a copy to:

Brenda K. Lenahan
Vinson & Elkins L.L.P.

666 Fifth Avenue
25th Floor
New York, New York 10103

If to the Executive:

At the Executive’s last known home address listed in the Company’s personnel records from time to time

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement to become effective as of January 1, 2018.

GLOBAL GP LLC

By:	/s/ Eric Slifka
Eric Slifka President & CEO

Date:	4/23/18

By:	/s/ Daphne H. Foster
DAPHNE H. FOSTER

Date:	4/23/18

[Signature page to Employment Agreement]

EXHIBIT A

SHORT-TERM ANNUAL CASH INCENTIVE PLAN

The Executive shall participate in the 2018 short-term cash incentive plan (the “2018 STIP”) described below and, in the event of one or more renewal term(s) under this Employment Agreement, the Executive also shall participate in a STIP for each such renewal term to be determined by the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) in consultation with its compensation consultant.

During the first calendar quarter of 2018, the Compensation Committee established (a) threshold financial metrics required to be met for any cash incentive amount to be awarded under the 2018 STIP in respect of fiscal year 2018 (the “financial metrics”), and (b) a discretionary cash component for the amount of the cash incentive (if any) to be awarded under the 2018 STIP regardless of whether the financial metrics threshold are or are not met or exceeded.  The targets, metrics (including any thresholds) and discretionary component established by the Compensation Committee are set forth in a payout grid maintained by the Compensation Committee.  The 2018 STIP design provides that 50% of the cash incentive amounts (if any) earned for 2018 will be determined by the Compensation Committee based upon the Partnership’s achievement of the financial metrics, and 50% of the cash incentive amounts (if any) for 2018 will be determined at the discretion of the Compensation Committee.  Under the 2018 STIP, the Executive’s “award target” cash incentive amount is 100% of her Base Salary, and her 2018 maximum cash incentive amount is 200% of her Base Salary.

Awards under the 2018 STIP and any STIP for future renewal term(s), if applicable, shall be paid within 2½ months of the end of the fiscal year to which the STIP applies; provided, however, that if the Partnership has not completed its audited consolidated financial statements within 2½ months of the end of that fiscal year, the award shall be paid within 5 business days following completion of the Partnership’s audited consolidated financial statements for such fiscal year, but in no event later than September 30 of the year following the end of the applicable fiscal year; and further provided, that any such payment shall be made in a manner that is either exempt from, or in compliance with, Section 409A of the Internal Revenue Code of 1986 (the “Code”) and any successor statute, and/or guidance thereunder, and the provisions of Treasury Regulation Section 1.409A and any successor regulation and guidance thereto (collectively, “Section 409A”).

EXHIBIT B

LONG-TERM INCENTIVE PLAN GRANTS

The Executive shall be eligible to participate in the Company’s long-term incentive plan grants throughout the Term of the Employment Agreement.  The Company’s Compensation Committee shall determine whether and in what amounts to grant the Executive cash awards, performance-restricted units, phantom units or some functional equivalent of Global Partners LP, and shall establish the terms and conditions of such grants, including the timing of the grants, the vesting periods, if any, and any applicable milestones, all in accordance with the Company’s then applicable long-term incentive plan and in compliance with Section 409A of the Code and any successor statute, regulation or guidance thereunder.